SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                        VoiceStream Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    928615103
                     --------------------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000


--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                   May 3, 1999
                     --------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [X]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY                          9,972,668
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,992,668
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         9,992,668
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         BD-PN-IA
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         69,071
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY                          9,972,668
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           69,071
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,992,668
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,061,739
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         HC-CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Advisors, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY                          8,986,738
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,986,738
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,986,738
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Capital Partners, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY                          8,986,738
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,986,738
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,986,738
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stone Street Fund 1992, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY                          470,401
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    470,401
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         470,401
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bridge Street Fund 1992, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY                          273,069
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    273,069
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         273,069
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stone Street Performance Corp.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY                          743,470
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    743,470
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         743,470
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

         Item 1. Security and Issuer.

         This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Washington corporation (the "Company").

         The principal executive offices of the Company are located at 3650 131st Avenue S.E., Bellevue, Washington 98006.

         Item 2. Identity and Background.

         GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") , The Goldman Sachs Group, Inc. ("GS Group"), Stone Street Fund 1992, L.P. ("Stone Street"), Bridge Street Fund 1992, L.P. ("Bridge Street") and Stone Street Performance Corp. ("Performance" and together with GS Capital, GS Advisors, L.P., Goldman Sachs, Stone Street and Bridge Street, the "Filing Persons")1 hereby file this statement on Schedule 13D with respect to the Common Stock of the Company. Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own shares of Common Stock through GS Capital and through Stone Street and Bridge Street (Stone Street and Bridge Street are collectively referred to as the "Other Limited Partnerships" and, together with GS Capital, the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed to beneficially own shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares acquired in ordinary course trading activities by Goldman Sachs. In addition, GS Group also owns shares of Common Stock and may be deemed, for purposes of this Statement, to beneficially own shares of Common Stock issuable upon exercise of options held by a managing director of Goldman Sachs who is a director of the Company and who holds such options for the benefit of GS Group. Performance may be deemed, for purposes of this Statement, to beneficially own shares of Common Stock through the Other Limited Partnerships of which Performance is the general partner or the managing general partner. Performance disclaims beneficial ownership of shares of Common Stock beneficially owned by the Other Limited Partnerships to the extent of partnership interests in the Other Limited Partnerships held by persons other than Performance.

----------

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

         GS Capital Partners, L.P., a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, L.P., a Delaware limited partnership, is the sole general partner of GS Capital. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the investment manager for GS Capital. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization and is a successor in interest to The Goldman Sachs Group, L.P., which was merged with and into GS Group on May 7, 1999. The other general partner of Goldman Sachs is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly owned subsidiary of GS Group. Stone Street and Bridge Street, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. Performance, a Delaware corporation, is the sole general partner of Stone Street and the sole managing general partner of Bridge Street. The principal business address of each of the Filing Persons is 85 Broad Street, New York, New York 10004.

         The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc., a Delaware corporation that is the sole general partner of GS Advisors, L.P., are set forth in Schedule II-A hereto and are incorporated herein by reference.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Performance are set forth in Schedule II-B hereto and are incorporated herein by reference.

         During the past five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         On May 3, 1999, Western Wireless Corporation, a Washington corporation ("Western Wireless"), consummated its spin-off of the shares of Common Stock owned by it to the holders of Class A common stock and Class B common stock of Western Wireless. In the spin-off transaction, Western Wireless distributed to each of its shareholders one share of Common Stock for each share of Class A and/or Class B common stock of Western Wireless owned by such shareholder. Beneficial ownership of the Common Stock to the extent described herein was acquired by the Filing Persons pursuant to the spin-off. No consideration was paid for the acquisition of the shares of Common Stock.

         Item 4. Purpose of the Transaction.

         The foregoing acquisitions of Common Stock were made for investment purposes only. None of the Filing Persons has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Each of the Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

         Item 5. Interest in Securities of the Issuer.

         (a) As of May 3, 1999, GS Capital and GS Advisors, L.P., through GS Capital's beneficial ownership of 8,986,738 shares of Common Stock, may each be deemed to have beneficially owned 8,986,738 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock outstanding as of May 3, 1999 (as reported in the Company's Form 10, as amended on April 13, 1999 (the "Form 10")).

         As of May 3, 1999, Stone Street, through its beneficial ownership of 470,401 shares of Common Stock, may be deemed to have beneficially owned 470,401 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock expected to be outstanding as of May 3, 1999 (as reported in the Form 10). As of May 3, 1999, Bridge Street, through its beneficial ownership of 273,069 shares of Common Stock, may be deemed to have beneficially owned 273,069 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock expected to be outstanding as of May 3, 1999 (as reported in the Form 10). As of May 3, 1999, Performance may be deemed to have beneficially owned 743,470 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Other Limited Partnerships as herein described. Accordingly, as of May 3, 1999, Performance may be deemed to have beneficially owned approximately 0.8% of the outstanding shares of Common Stock reported to be outstanding as of May 3, 1999 (as reported in the Form 10).

         As of May 3, 1999, Goldman Sachs may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of May 3, 1999, Goldman Sachs may be deemed to have beneficially owned 261,725 shares of Common Stock held in Managed Accounts and 735 shares held as a result of ordinary course trading activities of Goldman Sachs in the shares of common stock of Western Wireless prior to the spin-off. Accordingly, as of May 3, 1999, Goldman Sachs may be deemed to have beneficially owned approximately 10.5% of the outstanding shares of Common Stock reported to be outstanding as of May 3, 1999 (as reported in the Form 10).

         As of May 3, 1999, GS Group, through its direct beneficial ownership of 68,821 shares of Common Stock, may be deemed to have beneficially owned 68,821 shares of Common Stock, and may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of May 3, 1999, GS Group may be deemed to have beneficially owned 261,725 shares of Common Stock held in Managed Accounts and 735 shares held as a result of ordinary course trading activities of Goldman Sachs in the shares of common stock of Western Wireless prior to the spin-off. In addition, GS Group may be deemed to beneficially own 250 shares of Common Stock issuable upon exercise of vested options held by Terence M. O'Toole, a Managing Director of Goldman Sachs, for the benefit of GS Group. Accordingly, as of May 3, 1999, GS Group may be deemed to have beneficially owned approximately 10.5% of the outstanding shares of Common Stock reported to be outstanding as of May 3, 1999 (as reported in the Form 10 and including the 250 shares issuable upon exercise of the aforementioned options held by Terence M. O'Toole for the benefit of GS Group).

         None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B to this statement, beneficially owns any shares of Common Stock as of May 3, 1999, other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

         (c) No transactions in the Common Stock were effected by Filing Persons or, to the knowledge of any of the Filing Persons, any of the Persons listed on Schedules I, II-A or II-B hereto, during the past 60 days from the date hereof.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of

Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

         The Company and GS Group (as successor in interest to The Goldman Sachs Group, L.P.), GS Capital, Bridge Street, Stone Street and certain other shareholders of the Company are party to a Voting Agreement, dated as of May 3, 1999 (the "Voting Agreement"), providing that the parties thereto shall vote their shares of Common Stock for the election to the board of directors of the Company 10 members, one of whom is to be designated by GS Group, GS Capital, Bridge Street and Stone Street so long as such entities beneficially own at least 4,500,000 shares of Common Stock. In addition, the Company and GS Group (as successor in interest to The Goldman Sachs Group, L.P.), GS Capital, Bridge Street, Stone Street and certain other shareholders of the Company are party to a Registration Rights Agreement, dated as of May 3, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the shareholder parties to that agreement are entitled, subject to certain restrictions, to demand up to two registrations of their shares of Common Stock in any twelve month period and to participate in registrations initiated by the Company. The Registration Rights Agreement expires in July 2004.

         The foregoing descriptions of the Voting Agreement and the Registration Rights Agreement are subject to, and qualified in their entirety by reference to, the form of Voting Agreement and Registration Rights Agreement, which are filed as exhibits hereto and incorporated by reference into this Item 6.

         Except as described in this statement, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

         Item 7. Material To be Filed as Exhibits.

     99.1    The Voting Agreement

     99.2    The Registration Rights Agreement

     99.3 Stockholders Agreement, by and among Western Wireless Corporation and certain of its shareholders, dated July 29, 1994 (incorporated by reference to the exhibit filed to Western Wireless Corporation's registration statement on Form S-1 (Commission File No. 333-2432)).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 1999
                                             GOLDMAN, SACHS & CO.

                                             By: /s/ Roger S. Begelman
                                                 -------------------------------
                                                 Name:    Roger S. Begelman
                                                 Title:  Attorney-in-Fact

                                             THE GOLDMAN SACHS GROUP, INC.

                                             By: /s/ Roger S. Begelman
                                                 -------------------------------
                                                 Name:    Roger S. Begelman
                                                 Title:  Attorney-in-Fact

                                             GS ADVISORS, L.P.

                                             By: /s/ Roger S. Begelman
                                                 -------------------------------
                                                 Name:    Roger S. Begelman
                                                 Title:  Attorney-in-Fact

                                             GS CAPITAL PARTNERS, L.P.

                                             By: /s/ Roger S. Begelman
                                                 -------------------------------
                                                 Name:    Roger S. Begelman
                                                 Title:  Attorney-in-Fact

                                             STONE STREET FUND 1992, L.P.

                                             By: /s/ Roger S. Begelman
                                                 -------------------------------
                                                 Name:    Roger S. Begelman
                                                 Title:  Attorney-in-Fact

                                             BRIDGE STREET FUND 1992, L.P.

                                             By: /s/ Roger S. Begelman
                                                 -------------------------------
                                                 Name:    Roger S. Begelman
                                                 Title:  Attorney-in-Fact

                                             STONE STREET PERFORMANCE CORP.

                                             By: /s/ Roger S. Begelman
                                                 -------------------------------
                                                 Name:    Roger S. Begelman
                                                 Title:  Attorney-in-Fact

                                   SCHEDULE I
                                   ----------

         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below except John L. Thornton, Sir John Browne and James A. Johnson is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                       Present Principal Occupation
----------------------------------------------------------------------------------------------------
Henry M. Paulson, Jr.      Chairman and Chief Executive Officer of  The Goldman Sachs Group, Inc.

Robert J. Hurst            Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain              President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

John L. Thornton           President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Sir John Browne            Group Chief Executive of BP Amoco plc

James A. Johnson           Chairman of the Executive Committee of the Board of Fannie Mae

John L. Weinberg           Senior Chairman of The Goldman Sachs Group, Inc.


                                  SCHEDULE II-A
                                  -------------

         The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners, L.P., are set forth below.

         The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers and directors listed below are United States citizens.


Name                       Position                      Present Principal Occupation
---------------------------------------------------------------------------------------------------------

Richard A. Friedman        Director/President            Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole         Director/Vice President       Managing Director of Goldman, Sachs & Co.

Elizabeth S. Fascitelli    Treasurer                     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman        Director/Vice President       Managing Director of Goldman, Sachs & Co.

Henry Cornell              Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.

Barry S. Volpert           Director/Vice President       Managing Director of Goldman Sachs International

Eve M. Gerriets            Vice President/Secretary      Vice President of Goldman, Sachs & Co.

David J. Greenwald         Assistant Secretary           Managing Director of Goldman, Sachs & Co.

C. Douglas Fuge            Assistant Treasurer           Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist       Vice President                Vice President of Goldman, Sachs & Co.


                                  SCHEDULE II-B
                                  -------------

         The name, position and present principal occupation of each director and executive officer of Stone Street Performance Corp., the sole general partner of Stone Street Fund 1992, L.P. and the managing general partner of Bridge Street Fund 1992, L.P., are set forth below.

         The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

         All executive officers and directors listed below are United States citizens.


Name                        Position                                Present Principal Occupation
--------------------------------------------------------------------------------------------------------------------

Richard A. Friedman         Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole          Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman         Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra            Director/Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.

Peter G. Sachs              Director/Vice President                 Senior Director of The Goldman Sachs Group, Inc.

Peter M. Sacerdote          Director/Chairman/C.E.O./President      Advisory Director of Goldman, Sachs & Co.

David J. Greenwald          Vice President                          Managing Director of Goldman, Sachs & Co.

Esta E. Stecher             Vice President                          Managing Director of Goldman, Sachs & Co.

C. Douglas Fuge             Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Eve M. Gerriets             Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Katherine B. Enquist        Vice President                          Vice President of Goldman, Sachs & Co.

Richard J. Stingi           Vice President                          Vice President of Goldman, Sachs & Co.


                                  SCHEDULE III
                                  ------------


         In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., Goldman, Sachs & Co., (the "Firm"), without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

         The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

                                  Exhibit Index
                                  -------------



99.1    The Voting Agreement.

99.2    The Registration Rights Agreement.

99.3 Stockholders Agreement, by and among Western Wireless Corporation and certain of its shareholders, dated July 29, 1994 (incorporated by reference to the exhibit filed to Western Wireless Corporation's registration statement on Form S-1 (Commission File No. 333-2432)).




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